May 2, 2006

Via Facsimile No. (202) 772-9202

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: Joshua Ravitz

Re:	First Horizon Asset Securities, Inc.
Registration Statement on Form S-3
(File No. 333-132046)

Dear Mr. Ravitz:

On behalf of First Horizon Asset Securities Inc. (the “Registrant”), we hereby supplementally confirm that, in any transaction for which the related trust fund includes seasoned trust fund assets, the Registrant will include in the related prospectus supplement a presentation of the historical delinquency and loss information as required by Item 1100(b) and Item 1111(c) of Regulation AB with respect to such seasoned trust fund assets and/or mortgage loans underlying any such seasoned trust fund assets.

If you have any further questions concerning the foregoing, please do not hesitate to contact me at (214) 659-4425.

Very truly yours,

/s/ Mark W. Harris

Mark W. Harris

cc	Clyde A. Billings
Alfred Chang
John Arnholz
David Barbour